FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 11 July 2005

MLC finalises acquisition of HKMLC

MLC Limited today completed the purchase of remaining interests in HKMLC Holdings Limited (HKMLC), in line with the previous ASX announcement on 14 April 2005.

The purchase price was A$148 million, which is consistent with previous estimates.

For further information:

Brandon Phillips Group Manager External Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans Group Communications Adviser Group Corporate Relations 03 8641 4982 work 0404 883 509 mobile

Hany Messieh Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Brendan Case
Date: 11 July 2005	Title:	Associate Company Secretary